Exhibit 12.1
American Airlines Group Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions)

Six Months Ended June 30, 2018
Income before income taxes	$1,042
Add: Total fixed charges (per below)	1,042
Less: Interest capitalized	36
Total earnings before income taxes	$2,048
Fixed charges:
Interest	$566
Portion of rental expense representative of the interest factor	476
Total fixed charges	$1,042
Ratio of earnings to fixed charges	2.0